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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         SEC File Number:  333-5278-NY

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING

[ ] Form 10-K          [ ] Form 20-F        [ ] Form 11-K         [ ] Form 10-Q
[ ] Form N-SAR         [ ] Form N-CSR

                     For Period Ended:
                                       ---------------------

                       [X] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
               For the Transition Period Ended: December 31, 2005

           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A


                                     PART I
                             REGISTRANT INFORMATION


                      PowerHouse Technologies Group, Inc.
                     --------------------------------------
                            Full Name of Registrant

                                      N/A
                    ---------------------------------------
                           Former Name if applicable

                       555 Twin Dolphin Drive, Suite 650
                    ---------------------------------------
           Address of principal executive office (Street and number)

                         Redwood City, California 94065
                    --------------------------------------
                            City, state and zip code

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                                    PART II
                            RULES 12b-25 (b) and (c)


               If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate)

[X]    (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]    (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant is unable to file its Form 10-K for the transition period ended December 31, 2005, on a timely basis without unreasonable expense and effort due to: (i) in January 2006, the Registrant changed its fiscal year to a December 31 year end and, as a result, the Registrant was delayed in beginning the audit for the transition period ended December 31, 2005 as the Registrant's year would have otherwise ended on March 31, 2006; and (ii) the Registrant is in the process of addressing comments from the Commission which will affect its financial statements to be included in the Form 10-K.


                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Richard Liebman         650)               232-2603
          ---------------------------------------------------------------
          (Name)              (Area Code)      (Telephone Number)





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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
    Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

    [X]         Yes                     [ ]    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [ ]         Yes                     [X]    No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                      PowerHouse Technologies Group, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 31, 2006                      By: /s/  Richard Liebman
                                               ------------------------------
                                               Name: Richard Liebman
                                                     Chief Financial Officer



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